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                             [INTERPOOL LETTERHEAD]



CONTACT:          RAOUL J. WITTEVEEN
                  (212) 916-3261

FOR IMMEDIATE RELEASE

                    INTERPOOL, INC. ACQUIRES 50% INTEREST IN
                   CONTAINER APPLICATIONS INTERNATIONAL, INC.

PRINCETON, NJ, May 4, 1998 - Interpool, Inc. (NYSE: IPX) announced today that it has acquired a 50% interest in Container Applications International, Inc. Under the agreement, Interpool and Hiromitsu Ogawa, Chairman and a principal stockholder of CAI, acquired common stock in CAI from Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc., such that each of Interpool and Mr. Ogawa own 50% of CAI.

CAI, one of the fastest-growing container leasing companies in the world, has increased its fleet of owned and operated containers from approximately 14,000 TEU's (20-foot equivalent units) in January 1993 to 225,000 TEU's today. While Interpool focuses on long term leases of containers, CAI's business is primarily in the short term master lease market. The transaction enables the companies to offer a full range of container leasing services around the world.

Martin Tuchman, Chairman and Chief Executive Officer of Interpool, stated, "We are very pleased to be joining forces with CAI, whose container fleet is among the newest in the industry and is managed using one of the world's most advanced operating systems."

According to Mr. Ogawa, Chairman of CAI, "We believe that the combined container fleets of 650,000 TEU's will constitute the third largest fleet in the container leasing industry. This will enable CAI and Interpool to increase competition and provide broader and more flexible service to customers around the world."

Interpool, originally founded in 1968, is one of the world's leading lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.

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